Exhibit 99.38

FORM 51-102F3 MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF ISSUER

First Phosphate Corp. (the “Company”)

1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117

Vancouver, British Columbia V6E 4N7

ITEM 2.	DATE OF MATERIAL CHANGE

September 23, 2025

ITEM 3.	NEWS RELEASE

Issued on September 24, 2025 through the facilities of Newsfile Corp. and filed on System for Electronic Document Analysis and Retrieval (SEDAR+).

ITEM 4.	SUMMARY OF MATERIAL CHANGE

First Phosphate closes a non-brokered financing for gross proceeds of $115,000.

ITEM 5.1	FULL DESCRIPTION OF MATERIAL CHANGE

Please see details in attached Schedule “A”.

ITEM 5.2	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not Applicable.

ITEM 7.	OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	EXECUTIVE OFFICER

Bennett Kurtz, CFO
bennett@firstphosphate.com
Tel: +1 (416) 200-0657

ITEM 9.	DATE OF REPORT

September 29, 2025

SCHEDULE “A”

Non-Brokered Financing

First Phosphate Corp. (“First Phosphate” or the “Company”) closed a tranche of a non-brokered private placement financing (the “Offering”), on September 23, 2025 raising $115,000 through the issuance of 230,000 flow-through shares (“Flow-Through Shares”) at a price of $0.50 per Flow-Through Share.

In connection with the Offering, eligible finders were issued common shares (“Compensation Shares”) in an amount equal to 8% of the number of Flow-Through Shares issued to subscribers introduced by them and such number of compensation warrants (“Compensation Warrants”) as is equivalent to up to 8% of the number of Flow-Through Shares issued to subscribers introduced by them. In total the Company issued 18,400 Compensation Shares and 18,400 Compensation Warrants in connection with the Offering.

Each Compensation Warrant entitles the holder there of to acquire one common share of the Company at a price of $0.50 per Common Share until December 31, 2025, provided that if the volume weighted average trading price of the Common Shares on the CSE for any 5 consecutive trading days equals or exceeds $0.80, the Company may, upon issuing a press release, accelerate the expiry date of the Warrants and Compensation Warrants to the date that is 30 days following the date of such press release.

The gross proceeds from the sale of Flow-Through Shares will be used to incur “Canadian exploration expenses” that are “flow-through mining expenditures” (as such terms are defined in the Income Tax Act (Canada)) related to the Company’s projects in Québec. The net proceeds received from the sale of Hard Dollar Units will be used for exploration and development activities, working capital, and for general corporate purposes. All securities issued under the Offering were subject to a four-month and one day statutory hold period in accordance with applicable securities laws.